[LOGO] TENON Wood Solutions to the World                            NEWS RELEASE



TO:   THE BUSINESS EDITOR

From: Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
      Telephone: 64-9-571 9846
      Fax:       64-9-571 9872


Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).


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                         TENON ANNOUNCES REVISED DATE OF
                          ANNUAL SHAREHOLDERS' MEETING


Auckland, 17 September 2004 - Tenon announced today that its 2004 Annual Shareholders' Meeting would now be held at 2:00 pm on Wednesday 22 December 2004 at ASB Bank Stand, Eden Park, Auckland.

The opening and closing dates for the nomination of Directors under New Zealand Exchange Listing Rule 3.3 are 17 September 2004 and 3 November respectively.


ENDS